UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

RESOLUTE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

76116A108
(CUSIP Number)

Dino Verardo Sageview Capital, L.P. 55 Railroad Avenue Greenwich, CT 06830 Tel. No.: 203-625-4215
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to

Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 76116A108	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,202
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 765,202
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A108	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A108	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A108	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A108	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,202
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 765,202
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A108	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,202
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 765,202
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 76116A108	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76116A108	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 765,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 765,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76116A108	SCHEDULE 13D	Page 10 of 14

Item 1.  Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D dated May 20, 2013 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Company”), whose principal executive office is located at 1700 Lincoln Street, Suite 2800 Denver, Colorado, 80203.

This Amendment No. 1 is being filed to report that as of the date hereof, the Reporting Persons no longer beneficially own more than 5% of the Common Stock.

Item 2.  Identity and Background.

No material change.

Item 3.  Source or Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

CUSIP No. 76116A108	SCHEDULE 13D	Page 11 of 14

Item 5.  Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 17,567,225 shares of Common Stock outstanding as of October 31, 2016, as reported in the Company’s Prospectus Supplement filed on November 7, 2016.

(a) and (b).

(i)        Sageview Master beneficially owns 765,202 shares of Common Stock (approximately 4.4% of the total number of outstanding shares of Common Stock). Sageview Master has sole voting power and sole dispositive power over the 765,202 shares of Common Stock.

(ii)       Sageview (A) beneficially owns 765,202 shares of Common Stock (approximately 4.4% of the total number of outstanding shares of Common Stock). Sageview (A) has shared voting power and shared dispositive power over the 765,202 shares of Common Stock.

(iii)      Sageview (B) beneficially owns 765,202 shares of Common Stock (approximately 4.4% of the total number of outstanding shares of Common Stock). Sageview (B) has shared voting power and shared dispositive power over the 765,202 shares of Common Stock.

(iv)      Sageview (C) beneficially owns 765,202 shares of Common Stock (approximately 4.4% of the total number of outstanding shares of Common Stock). Sageview (C) has shared voting power and shared dispositive power over the 765,202 shares of Common Stock.

(v)        Sageview GenPar may be deemed to beneficially own 765,202 shares of Common Stock (approximately 4.4% of the total number of outstanding shares of Common Stock) by virtue of being the sole shareholder of the general partner of each of the Shareholders.  Sageview GenPar has sole voting power and sole dispositive power over the 765,202 shares of Common Stock.

(vi)      Sageview MGP may be deemed to beneficially own 765,202 shares of Common Stock (approximately 4.4% of the total number of outstanding shares of Common Stock) by virtue of being the general partner of Sageview GenPar.  Sageview MGP has sole voting power and sole dispositive power over the 765,202 shares of Common Stock.

(vii)      As a managing member of Sageview MGP, each of Messrs. Stuart and Gilhuly may be deemed to beneficially own any shares of Common Stock that Sageview MGP may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)        The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit 1 hereto.

(d)        Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

(e)        As of the date hereof, the Reporting Persons have ceased to beneficially own more than 5% of the Common Stock.

CUSIP No. 76116A108	SCHEDULE 13D	Page 12 of 14

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:	Transactions in the Shares
Exhibit 2:	Joint Filing Agreement (previously filed)

CUSIP No. 76116A108	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2016

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

SAGEVIEW CAPITAL PARTNERS (C) (MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Director

CUSIP No. 76116A108	SCHEDULE 13D	Page 14 of 14

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ Edward A. Gilhuly
Name: Edward A. Gilhuly Title: Co-President

/s/ Edward A. Gilhuly
EDWARD A. GILHULY

/s/ Scott M. Stuart
SCOTT M. STUART

EXHIBIT 1

Transactions in the Common Stock, $0.0001 par value of Resolute Energy Corporation,
Sageview Capital Master, L.P.

(All transactions were made in the open market unless otherwise indicated)

Date	Buy/Sell	Quantity	Price

11/21/2016	Sell	88,900	$34.2958
11/22/2016	Sell	125,000	$32.8488
11/23/2016	Sell	36,100	$32.6949